        As filed with the Securities and Exchange Commission on February 4, 2004

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2004

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
...................................................N/A.......................................................................................................................................

TELE2 CHALLENGES THE MOBILE OPERATORS IN FINLAND

New York and Stockholm – Tele2 AB, (“Tele2”), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced the launch of its Mobile Virtual Network Operation (MVNO) in Finland. Tele2 will provide Finnish customers with increased choice and competitive, transparent and simple pricing, which will enable customers to have control over their mobile phone costs.

Lars-Johan Jarnheimer, CEO of Tele2 said; “The Tele2 business concept has proven to be very successful. We have been able to challenge old monopolies and leading actors and have lowered the prices for our customers all over Europe. Now we will try to do the same in Finland.”

Tele2 is providing its mobile service, as an MVNO, using Radiolinja Origo’s network. This is the first time an MVNO service has been offered in Finland. As an MVNO operator, Tele2 is able to compete head-on with the incumbent mobile operators.

Subscriptions to the service will be sold on Tele2‘s home page in Finland (www.tele2.fi). Finnish consumers have, for the first time, a service in which they will be able to have complete control over their mobile phone costs.

Tele2 AB, formed in 1993, is the leading profitable alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 20.4 million people in 23 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS
Lars-Johan Jarnheimer Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB

Hakan Zadler Telephone:+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor/ Lena Glader Telephone: + 44 20 7321 5010 Investor enquiries
Visit us at our homepage: http://www.Tele2.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:

Date: February 4, 2004